Sit Mutual Funds
Investment Presentation
March 31, 2018

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

These presentation materials were prepared for institutional use only and must be preceded or accompanied by a prospectus. This material is for illustration purposes only and does not constitute an offer to buy or sell a security.

Sit Investment Associates

Outline of Presentation

I. **Organization**

II. **Balanced Fund**

III. **Disclosures**

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

➢ To operate under the highest ethical and professional standards.

➢ To put our clients first in everything we do. We realize that the success of our clients results in our success.

➢ To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.

➢ To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

➢ To provide superior investment management products for discriminating investors.

➢ To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.

➢ To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Investment Associates

Sit Mutual Funds
A Family of No-Load Mutual Funds
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Sit Investment Associates, Inc. Total Assets Under Management
As of March 31, 2018: $13.8 Billion

- Equity $3.1 Billion
- Fixed Income $10.7 Billion

- Institutional Separate Accounts $10.9 Billion
- Sit Mutual Funds $2.8 Billion

History

1981
- Sit Investment Associates , Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

Sit Investment Associates

Investment Philosophy

Equity Management

➢ To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.

➢ We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

Fixed Income Management

➢ To attain consistent, superior risk-adjusted returns using a conservative investment style.

➢ We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates

Sit Investment Associates, Inc. Professionals

Equity

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	27	20
Kent L. Johnson, CFA	25	29
Ronald D. Sit, CFA	33	33
David A. Brown, CFA	23	20
Denise A. Anderson, Ph.D.	20	9
Joseph R. Eshoo	23	10
Michael T. Manns	31	3
Michael C. Marzolf	19	1
Tasha M. Murdoff	18	22
Mark A. Pepper	19	14
Raymond E. Sit	26	26
Robert W. Sit, CFA	26	26
Michael J. Stellmacher, CFA	26	17
Stacey M. Curme	21	25
Ningning Tang, CFA	14	10
Bradley W. Meyer	15	17
Lee J. Feltman, CFA	10	10
Eric M. Manthe	6	13
Nicholas D. Tich	10	12
Samuel K. V. Krawczyk	4	4

Total Years Investment Experience 396 Years
Average Years Investment Experience 19.8 Years

Fixed Income

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	27	20
Michael C. Brilley	49	33
Bryce A. Doty, CFA	26	22
Paul J. Jungquist, CFA, CPA	23	23
Mark H. Book, CFA, CMA	31	17
Christopher M. Rasmussen, CFA	15	18
Todd S. Emerson, CFA	23	11
Jessica A. Ersfeld, CFA	10	9
Michael C. Hubbard, CFA	12	6
Michael J. Reich, CFA	11	13
Kevin P. O'Brien, CFA	14	16
Jason B. Miller, CFA	9	4
Charles D. Officer, CFA	8	3
Andrew J. Tich	10	11
Nick F. Ochsner	6	0
Marci A. Lorge	33	29
Brian R. Gilbert	23	23

Total Years Investment Experience 337 years
Average Years Investment Experience 19.8 years

Sit Investment Associates

SIT MUTUAL FUND OFFERINGS



Higher Risk
Higher Growth Potential

Developing Markets Growth Fund

Small Cap Growth Fund

International Growth Fund

Mid Cap Growth Fund

Large Cap Growth Fund

ESG Growth Fund

GROWTH

Small Cap Dividend Growth Fund

Global Dividend Growth Fund

Dividend Growth Fund

Balanced Fund

GROWTH & INCOME

Tax-Free Income Fund

Minnesota Tax-Free Income Fund

U.S. Government Securities Fund

Quality Income Fund

INCOME

Lower Risk
Lower Growth Potential

Sit Investment Associates

II. Balanced Fund

Sit Balanced Fund
March 31, 2018

INVESTMENT OBJECTIVES

The Sit Balanced objective is to generate:

- long-term capital appreciation of securities;
- preservation of principal; and
- provide regular income.

INVESTMENT STRATEGY

The Sit Balanced strategy to achieve its objectives is to invest in a diversified portfolio of stocks and bonds. Between 35% and 65% of the Fund's assets will be invested in common stocks and between 35% and 65% in fixed-income securities. This allocation of assets will vary over time in response to our evaluation of present and anticipated market and economic conditions.

To achieve long-term capital growth, the Sit Balanced Strategy invests in common stocks of growth companies with a capitalization of $5 billion or more at the time of purchase. Evaluation of a company's potential for above average long-term earnings and revenue growth, which we believe is the primary determinant of a company's potential for above average long-term earnings and revenue growth is based on these criteria:

- Unique product or service;
- growing product demand;
- dominant and growing market share;
- management experience and capabilities; and
- a company's strong financial condition.

To achieve its objectives of preservation of principal and providing regular income, the Sit Balanced Strategy invests in debt securities that may include the following:

- Mortgage-backed securities, including CMOs;
- Asset-backed securities;
- U.S. Treasuries;
- Corporate debt securities;
- Taxable municipal securities;
- Short-term debt obligations that, at the time of purchase, are primarily either rated investment-grade or, if unrated, determined to be of comparable quality.

TOP HOLDINGS (%)

Stocks: Company Name	% of Net Assets	Bonds: Company Name	% of Net Assets
Apple, Inc.	2.6	FHLMC, 6.00%, 12/15/28	0.8
Microsoft Corp.	2.4	BlackRock Income Trust	0.6
Alphabet, Inc.	2.4	MFS Intermediate Income Trust	0.5
Visa, Inc.	2.1	Barclays Bank, PLC, 3.11%, 3/16/23	0.5
JPMorgan Chase & Co.	1.8	Boeing Co, 8.75%, 9/15/31	0.5

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Balanced	14.7	13.2	17.2
S&P 500® Index	11.0	10.1	34.3
Russell 1000® Growth Index	12.3	11.2	33.1
Russell 1000® Value Index	8.5	7.1	35.4

EQUITY INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO ALLOCATION (%)

Stocks	60.7
Bonds	34.8
Cash and Other Net Assets	4.5

Source for Balance Sheet/Profitability-Medians : FactSet

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit Balanced Fund Performance Rankings



Ranked Returns

	MRQ	Rk	YTD	Rk	1 Year	Rk	3 Years	Rk	5 Years	Rk	7 Years	Rk	10 Years	Rk
5th percentile	0.36		0.36		11.97		7.22		9.13		9.15		7.96	
25th percentile	-0.50		-0.50		9.62		6.11		8.06		7.99		6.92	
Median	-0.97		-0.97		8.33		5.35		7.02		7.04		6.15	
75th percentile	-1.78		-1.78		6.47		4.55		6.03		6.08		5.40	
95th percentile	-2.98		-2.98		3.59		2.67		4.34		4.55		4.03	
# of Observations	811		811		789		741		723		635		589	
Sit Balanced	0.26	6	0.26	6	12.14	4	7.32	4	8.87	7	8.50	13	6.76	29

Source: EVESTMENT

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Sit Balanced Fund - Risk vs. Reward

As of March 31, 2018

Risk vs. Reward - 5 Year



Sit Balanced Fund
Sit Balanced
Sit Balanced
Universe Median
Return
Std Dev
12
10
8
6
4
2
0
0
2
4
6
8
10

Risk & Regression - 5 Year

Product Name	VT	RM	St. Dev.	Loss Deviation	Sharpe
Sit Balanced	PF	Net	4.77	1.50	1.79

Source: EVESTMENT

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

V. Disclosures

Sit Investment Associates

Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit Balanced Fund
The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Index Descriptions
The **S&P 500** is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. It is not possible to invest directly in an index.

The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

The **Russell 1000 Growth Index** is an unmanaged index that measures the performance of the Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

The **Russell 1000 Value Index** is an unmanaged that measures the performance of the Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

Sit Investment Associates

Disclosure Page

eVestment

eVestment is an independent investment data provider to the financial services industry serving institutional investment managers, consultants and advisors. eVestment and its affiliates (collectively "eVestment") collect information directly from investment management firms and other sources believed to be reliable, however, eVestment does not guarantee or warranty the accuracy, timeliness or completeness of the information provided and is not responsible for any errors or omissions. Performance results may be provided with additional disclosures available on eVestments systems and other important considerations such as fees that may be applicable.

Definition of Terms

Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta of less than 1 is less volatile.

Weighted average market cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Median market cap is the midpoint market capitalization of companies held by the Fund; half of the companies held by the Fund will have larger market capitalizations and half will have lower market capitalizations.

Return on Invested Capital (ROIC) is a measure of financial performance expressed as a percentage, and is used to assess the return that a company generates for investors who have provided capital, i.e. bondholders and stockholders. The general equation for ROIC is: (Net income - Dividends) dividend by (Debt + Equity).

Free Cash Flow Margin is a measure of financial performance expressed as a percentage, and is calculated as free cash flow (FCF) divided by revenue. FCF represents the cash that a company is able to generate after paying for required capital expenditures. Generally, the higher the percentage, the more cash a company has for paying dividends, reducing debt or for other purposes.

Sharpe Ratio is a risk-adjusted measure calculated by dividing a fund's excess return relative to its benchmark by the standard deviation of the fund's returns. Higher Sharpe Ratios indicate higher historical risk-adjusted returns for a fund relative to its benchmark.

Sit Investment Associates